August 16, 2012 BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549

Attention:	Lyn Shenk, Branch Chief

Re:	Stoneridge, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

File No. 001-13337

Ms. Shenk,

On behalf of Stoneridge, Inc. (the “Company”) this letter respectfully submits our response to the Staff’s comment letter dated August 2, 2012 (the “Comment Letter”) regarding our Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”).

The headings and numbers of the responses set forth below correspond to the headings and numbers in the Comment Letter, and the Company has set forth below, in italics, the text of the Staff’s comment prior to each response.

General

1. It appears that you conducted a private offering in the amount of $16.5 million in January of 2012. Please advise why you have not included a section and described this offering in the recent sales of unregistered securities section or the Form 10-Q for the quarter ended March 31, 2012. Refer to Item 701 of Regulation S-K.

Response:

The Company did not include the above-referenced disclosure in its first quarter 2012 Form 10-Q because the Company had previously included the disclosure on Form 8-K, and therefore it was not required to be disclosed in Item 2 of Part II.

Item 2 of Part II of Form 10-Q provides, in part:

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds. (a) Furnish the information required by Item 701 of Regulation S-K (17 CFR 229.701) as to all equity securities of the registrant sold by the registrant during the period covered by the report that were not registered under the Securities Act. If the Item 701 information previously has been included in a Current Report on Form 8-K (17 CFR 249.308), however, it need not be furnished. (emphasis added).

Lyn Shenk

August 16, 2012

We refer the Staff to the Company’s Form 8-K filed with the Commission on January 5, 2012. That Form 8-K included the following disclosure pursuant to Item 701 of Regulation S-K:

Item 3.02 Unregistered Sales of Equity Securities.

By Form 8-K filed by Stoneridge, Inc. (the “Company”) on November 29, 2011 with the Securities and Exchange Commission the Company previously reported that on November 22, 2011 it, Marcos Ferretti (“Ferretti”), a Brazilian citizen, Adriana Campos De Cerqueira Leite (“Adriana Leite”), a Brazilian citizen (Ferretti and Adriana Leite, the “Sellers”), Alphabet do Brasil Ltda., a Brazilian limited company wholly-owned by the Company (“Alphabet”), PST Eletronica S.A., a Brazilian sociedade anônima (a joint stock company) (“PST”), and Sergio De Cerqueira Leite, a Brazilian citizen (“Leite”), had entered into an Agreement for the Purchase and Sale of Shares of PST (the “PST Purchase Agreement”).

On December 29, 2011 and on January 5, 2012 pursuant to the closing of the PST Purchase Agreement, the Company completed the acquisition of an additional 24% equity interest in PST. The closing occurred in two parts with the first part occurring on December 29, 2011 with Ferretti (the Company acquiring 8% of PST) and the second part occurring on January 5, 2012 with Adriana Leite (the Company acquiring 16% of PST). As a result of the closing, the Company now owns 74% of the outstanding equity of PST, which is a Brazil-based electronic system provider focused on security, infotainment and accessories primarily for the automotive and motorcycle markets. Leite is PST’s President and Chief Executive Officer and pursuant to a separate agreement and in accordance with the PST Purchase Agreement has agreed to serve as PST President and Chief Executive Officer for the next three years.

In exchange for the additional 24% equity interest in PST the Company paid the Sellers $29,668,961 and issued in a private transaction exempt from registration pursuant to Section 4(2) and Regulation D of the Securities Act of 1933, as amended, to the Sellers’ permitted nominees 1,940,413 Company common shares. The exempt issuance of the Company common shares was made pursuant to the PST Purchase Agreement to the Company’s existing PST joint venture partners’ permitted nominees, without the assistance of any underwriters, brokers or agents and without a general solicitation or general advertisement. The PST Purchase Agreement and the permitted nominee certificates delivered pursuant to the PST Purchase Agreement included customary representations by the Sellers and their permitted nominees as to their accredited investor status and financial sophistication, etc. The total consideration the Company agreed to pay pursuant to the PST Purchase Agreement was negotiated over the course of several months of discussions among the parties to the PST Purchase Agreement. The Company also used valuations prepared by a third party accounting firm in determining the consideration to be paid.

Lyn Shenk

August 16, 2012

Business, page 1

2. We note your disclosure on pages 3 and 53 relating to your obligation to fulfill your customers’ purchasing requirements for the entire production life of the vehicles. Please confirm that in your future filings you will revise your Business and MD&A sections to disclose whether pricing pressures from vehicle manufacturers have materially affected your operating results.

Response:

In future filings, the Company will disclose whether customer pricing pressures have materially affected operating results. Please note that customer pricing pressures did not have a material effect on the Company’s results of operations for the periods presented. To the extent that statement remains accurate the Company will provide a similar statement in future filings.

Item 1A. Risk Factors, page 7

3. We note your disclosure in the first paragraph of this section that you included “some of the principal risks and uncertainties that may affect [your] business.” All material risks should be discussed in this section. Please confirm that in your future filings, you will revise this paragraph to clarify that you have discussed all known material risks.

Response:

The Company believes that its Risk Factor disclosure fully complies with the disclosure rules. The Company has disclosed the most significant risk factors in its Form 10-K for the year ended December 31, 2011. We agree with the Staff that the lead-in paragraph’s use of the word “some” was not appropriate in that it could incorrectly leave the impression that the Company’s Risk Factor disclosure was not complete. Therefore, in future filings, we will revise the lead-in to Risk Factors to the effect that the Company’s Risk Factors includes a discussion of “all” of the most significant risks or, alternatively, eliminate the lead-in altogether. We note that Regulation S-K Item 503(c) calls for “a discussion of the most significant factors that make the offering speculative or risky.” In addition, the Staff has provided guidance that Risk Factor disclosure should not present risks that could apply to any issuer or offering.

Covenants in our credit facility, page 11

4. In your future filings, please revise this risk factor and MD&A section to disclose whether covenants of your credit facility are acting to restrict your financing flexibility.

Response:

In future filings, the Company will disclose whether covenants of our credit facility are acting to restrict our financing flexibility in both the risk factor and MD&A sections. To date, our credit facility covenants have not restricted our financing options.

Lyn Shenk

August 16, 2012

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Net Income (Loss) Per Share, page 55

5. You disclose the number of performance-based restricted common shares outstanding in each period presented that were not included in the computation of diluted per share amounts of those periods because not all vesting conditions had been achieved by the end of the respective periods. Please explain to us your consideration of Accounting Standards Codification 260-10-45-28A, 45-31 and 45.32, and how your treatment complies with these provisions.

Response:

In accordance with Accounting Standards Codification sections 260-10-45-28A, 45-31 and 45.32, the Company assesses the achievement of the conditions within the performance based awards in including performance based awards in the weighted average diluted shares outstanding computation as if the reporting period were the end of the contingency period. The Company only includes contingently issuable restricted shares (or portion thereof) in the weighted average diluted shares outstanding if all necessary conditions have been satisfied by the end of the period in accordance with section 260-10-45-48 (as referred to by 260-10-45-31). The Company has modified its disclosure in its Form 10-Q for the quarter ended June 30, 2012 to state that “the shares were not included in the computation of earnings per share because not all vesting conditions were expected to be achieved as of June 30, 2012 and 2011.” A similar statement will be included in the Company’s Annual Report on Form 10-K for 2012, as appropriate.

Note 5: Income Taxes, page 60

6. You disclose that excluding the tax on the PST gain, 2011 tax expense increased compared to 2010 due to improved performance of your European operations. It appears that the results of your Mexico operations decreased significantly in 2011 compared to 2010, but it is not clear how this affected the tax provision. Please explain to us and disclose as appropriate how the results of your Mexico operations are reflected in your tax provision.

Response:

The change in the tax provision related to our Mexican operations from period to period does not necessarily correlate to the change in the financial results of the North American portion of our Electronics segment for two reasons. First, our Mexican subsidiaries are taxed as “Maquiladoras” which perform manufacturing services for certain of our U.S. operations on a cost plus basis. The residual profit related to the North American portion of our Electronics segment forms part of the basis of our U.S. tax provision, therefore, fluctuations in the profitability of the North American portion of our Electronics segment primarily impact the U.S. income tax provision. Second, the Mexican tax system is comprised of both a traditional income tax as well as a flat or minimum tax.

Lyn Shenk

August 16, 2012

The Company did not comment on the results of our Mexican operations in the 2011 Form 10-K as those subsidiaries did not significantly impact our 2011 tax provision as compared to our 2010 tax provision.

7. You disclose that the valuation allowance represents the amount of tax benefit related to U.S., state and foreign net operating losses, credits and other deferred tax assets that will more likely than not be unrealized. However, you further disclose that you believe that you should ultimately generate sufficient U.S. taxable income during the remaining tax loss and credit carry forward periods in order to realize substantially all of the benefits of the net operating losses and credits before they expire. This latter statement appears to contradict the need for the valuation allowance. Please clarify for us the basis for a valuation allowance and its amount at December 31, 2011.

Response:

The statement regarding the belief that the Company would generate sufficient taxable income to ultimately utilize remaining U.S. net operating losses and credit carry-forwards before they expire should not have been included in Footnote 5 and will be removed in future filings, as appropriate. The disclosure should have read “The Company has concluded that at December 31, 2011 that it is more likely than not that sufficient taxable income will not be generated (with objective evidence) to utilize remaining U.S. net operating losses and credit carry-forwards.”

The conclusion that a valuation allowance was warranted at December 31, 2011 was based on our evaluation of the available evidence, both positive and negative, including an analysis of the four sources of future income in accordance with ASC 740 Income Taxes. Specifically:

(1)	We do not have the potential to carryback net operating losses and credits;

(2)	We have taken into consideration the future reversal of taxable temporary differences based on the periods in which they will reverse;

(3)	We have not identified planning ideas that we consider prudent and feasible and that we would implement taking into consideration the significant number of years remaining in the carry forward periods; and

(4)	We did not rely on future income due to (a) recent losses due to economic instability and goodwill impairments, (b) fluctuations in earnings, (c) economic uncertainty, and (d) the impact of those items on the reliability of accurately forecasting future earnings.

Lyn Shenk

August 16, 2012

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing do not hesitate to contact the undersigned at 330-856-2443.

Sincerely,

/s/ George E. Strickler

George E. Strickler

Executive Vice President, Chief Financial Officer and Treasurer

cc:	Patrick Kuhn, Securities and Exchange Commission

Doug Jones, Securities and Exchange Commission

Tonya Aldave, Securities and Exchange Commission

Max Web, Securities and Exchange Commission